Exhibit 2(k)(1)

TRANSFER AGENT SERVICING AGREEMENT

THIS AGREEMENT is made and effective as of December 31, 2021, by and among CALAMOS-AVENUE OPPORTUNITIES FUND, a Delaware statutory trust, (the “Trust”) and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company (“USBFS”).

WHEREAS, the Trust will be registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company that will operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act, and shares of the Trust will be registered under the Securities Act of 1933, as amended (the “1933 Act”); and

WHEREAS, USBFS is, among other things, in the business of administering transfer and dividend disbursing agent functions for the benefit of its customers;

WHEREAS, Calamos Financial Services LLC (“CFS”), as distributor for the Trust, provides certain shareholder/prospective shareholder services on behalf of the Trust; and

WHEREAS, the Trust desires to retain USBFS to provide transfer and dividend disbursing agent services to the Trust.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Appointment of USBFS as Transfer Agent

The Trust hereby appoints USBFS as transfer agent of the Trust on the terms and conditions set forth in this Agreement, and USBFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement. The services and duties of USBFS shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against USBFS hereunder.

2.	Services and Duties of USBFS

USBFS shall provide the following transfer agent and dividend disbursing agent services to the Trust:

A.	Receive and process all orders for the purchase, exchange, transfer and/or repurchase of shares in accordance with applicable rules under the 1940 Act, other applicable regulations, and as specified in the Trust’s prospectus and Statement of Additional Information (or similar disclosure documents) filed with the Securities and Exchange Commission (“SEC”) in the Trust’s registration statement on Form N-2 (the “Prospectus”).

B.	Process purchase orders with prompt delivery, where appropriate, of payment and supporting documentation to the shareholder based on the instructions of the shareholder or the Trust’s custodian (the “Custodian”), and record the appropriate number of shares being held in the appropriate shareholder account.

C.	Process repurchase requests received in good order and, where relevant, deliver appropriate documentation to the Custodian.

D.	Pay proceeds upon receipt from the Custodian, where relevant, in accordance with the instructions of shareholders participating in a repurchase offer.

E.	Process transfers of shares in accordance with the shareholder’s instructions, after receipt of appropriate documentation from the shareholder as specified in the Prospectus.

F.	Prepare and transmit payments for, or apply reinvestments for income dividends and capital gains distributions declared by the Trust, after deducting any amount required to be withheld by any applicable laws, rules and regulations and in accordance with shareholder instructions.

G.	Serve as the Trust’s agent in connection with systematic plans including, but not limited to, systematic withdrawal plans and systematic exchange plans.

H.	Make changes to shareholder records, including, but not limited to, address and plan changes (e.g., systematic investment and withdrawal, dividend reinvestment).

I.	Handle any load and multi-class processing, including rights of accumulation and purchases by letters of intent in accordance with the Prospectus.

J.	Record the issuance of shares of the Trust and maintain, pursuant to Rule 17Ad-10(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a record of the total number of shares of the Trust which are authorized, issued and outstanding.

K.	Prepare ad-hoc reports as necessary at prevailing rates.

L.	Mail shareholder reports and Prospectuses to current shareholders.

M.	Prepare and file U.S. Treasury Department Forms 1099 and other appropriate information returns required with respect to dividends, distributions, and repurchases for all shareholders.

N.	Provide shareholder account information upon request of a shareholder or the Trust and prepare and mail confirmations and statements of account to shareholders for all purchases, repurchases and other confirmable transactions as agreed upon with the Trust.

O.	Mail requests for and/or obtain shareholders’ certifications under penalties of perjury and pay on a timely basis to the appropriate federal or state authorities any taxes to be withheld on dividends and distributions paid by the Trust, all as required by applicable federal and state tax laws and regulations.

P.	Provide the total number of shares of the Trust sold in each state to enable the Trust to monitor such sales for blue sky purposes; provided that the Trust, not USBFS, are responsible for ensuring that shares are not sold in violation of any requirement under the securities laws or regulations of any state.

Q.	Answer correspondence from shareholders, securities brokers and others relating to USBFS’ duties hereunder within required time periods established by applicable regulation.

R.	Reimburse the Trust each month for all material losses resulting from “as of” processing errors for which USBFS is responsible in accordance with the “as of” processing guidelines set forth on Exhibit A hereto.

S.	Calculate average assets held in shareholder accounts for purposes of paying Rule 12b-1 and/or shareholder servicing fees as directed by the Trust.

T.	Provide service and support to financial intermediaries including but not limited to trade placements, settlements and corrections.

U.	Perform its duties hereunder in compliance with all applicable laws and regulations and provide any sub-certifications reasonably requested by the Trust in connection with any certification required of the Trust pursuant to the Sarbanes-Oxley Act of 2002 or any rules or regulations promulgated by the SEC thereunder, provided the same shall not be deemed to change USBFS’ standard of care as set forth herein.

V.	In order to assist the Trust in satisfying the requirements of Rule 38a-1 under the 1940 Act (the “Rule”), USBFS will provide the Trust’s Chief Compliance Officer with reasonable access to USBFS’ fund records relating to the services provided by it under this Agreement, and will provide quarterly compliance reports and related certifications regarding any Material Compliance Matter (as defined in the Rule) involving USBFS that affect or could affect the Trust.

3.	Lost Shareholder Due Diligence Searches and Servicing

The Trust hereby acknowledges that USBFS has an arrangement with an outside vendor to conduct lost shareholder searches required by Rule 17Ad-17 under the Exchange Act. Costs associated with such searches will be passed through to the Trust as miscellaneous expenses in accordance with the fee schedule set forth in Exhibit B hereto. If a shareholder remains lost and the shareholder’s account unresolved after completion of the mandatory Rule 17Ad-17 search, the Trust hereby authorizes USBFS to conduct a more in-depth search in order to locate the lost shareholder before the shareholder’s assets escheat to the applicable state, to enter into agreements with vendors to conduct such additional searches, and to charge the costs of such additional searches to the account of the lost shareholder.

4.	Anti-Money Laundering and Red Flag Identity Theft Prevention Programs

The Trust acknowledges that they have had an opportunity to review, consider and comment upon the written procedures provided by USBFS describing various tools used by USBFS which are designed to promote the detection and reporting of potential money laundering activity and identity theft by monitoring certain aspects of shareholder activity as well as written procedures for verifying a customer’s identity (collectively, the “Procedures”). Further, the Trust and USBFS have each determined that the Procedures, as part of the Trust’s overall anti-money laundering program and Red Flag Identity Theft Prevention program, are reasonably designed to prevent the Trust from being used for money laundering or the financing of terrorist activities and to achieve compliance with the applicable provisions of the Bank Secrecy Act, the Fair and Accurate Credit Transactions Act of 2003 and the USA Patriot Act of 2001, as well as any implementing regulations thereunder(together “AML Rules”).

Based on this determination, the Trust hereby instructs and directs USBFS to implement the Procedures on the Trust’s behalf, as such may be amended or revised from time to time. It is contemplated that these Procedures will be amended from time to time by the parties as additional regulations are adopted and/or regulatory guidance is provided relating to the Trust’s anti-money laundering and identity theft responsibilities.

USBFS agrees to provide to the Trust:

A.	Prompt written notification of any transaction or combination of transactions that USBFS believes, based on the Procedures, evidence money laundering or identity theft activities in connection with the Trust or any shareholder;

B.	Prompt written notification of any customer(s) that USBFS reasonably believes, based upon the Procedures, to be engaged in money laundering or identity theft activities, provided that the Trust agrees not to communicate this information to the customer;

C.	Any reports received by USBFS from any government agency or applicable industry self-regulatory organization pertaining to USBFS’ anti-money laundering monitoring or the Red Flag Identity Theft Prevention Program on behalf of the Trust;

D.	Prompt written notification of any action taken in response to anti-money laundering violations or identity theft activity as described in (A), (B) or (C); and

Should the Trust’s desire that USBFS perform services not provided for in the Procedures or otherwise set out herein, such additional services and the associated cost must be specifically detailed in the attached fee schedule.

The Trust acknowledges and agrees that although the Trust is directing USBFS to implement the Procedures on the Trust’s behalf, USBFS is implementing the Procedures as a service provider to the Trust and the Trust is and remains ultimately responsible for complying with all applicable laws, rules, and regulations with respect to anti-money laundering, customer identification, identity theft prevention, economic sanctions, and terrorist financing, whether under the AML Rules, or otherwise, such as, the establishment and board adoption of its own formal anti-money laundering program and the designation of its own anti-money laundering officer, as applicable.

The Trust further acknowledges and agrees that certain portions of the Procedures are applicable to certain products, entities, structures, or geographies and, accordingly, certain portions of the Procedures may not be implemented with respect to the Trust. The Trust has had the opportunity to discuss the Procedures with USBFS, and the Trust understands and agrees which portions of the Procedures may not be implemented on behalf of the Trust. Without limitation of the foregoing, USBFS shall not be responsible for providing anti-money laundering or customer identification services with respect to certain intermediary or dealer-controlled customer accounts (i.e., level 0 sub-accounts through the Fund/SERV system operated by the National Securities Clearing Corporation) and other fund client relationships where there is a sub-transfer agency or similar arrangement between the Trust and the intermediary.

The Trust hereby directs, and USBFS acknowledges, that USBFS shall (i) permit federal regulators access to such information and records maintained by USBFS and relating to USBFS’ implementation of the Procedures, on behalf of the Trust, as they may request, and (ii) permit such federal regulators to inspect USBFS’ implementation of the Procedures on behalf of the Trust.

5.	Compensation

Other than for services, if any, to be provided pursuant to Section 3 (A) of this Agreement, USBFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit B hereto (as amended by mutual agreement of the parties from time to time). USBFS shall also be reimbursed for such miscellaneous expenses (e.g., telecommunication charges, postage and delivery charges, and reproduction charges) set forth on Exhibit B as are reasonably incurred and documented by USBFS in performing its duties hereunder. USBFS shall also be compensated for any increases in costs reasonably related to the adoption of any new or amended industry, regulatory or other applicable rules. Any such increased compensation shall be limited to $25,000 per annum absent the express written consent of the Trust. The Trust shall pay all such fees and reimbursable expenses within 30 calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute. The Trust shall notify USBFS in writing within 30 calendar days following receipt of each invoice if the Trust is disputing any amounts in good faith. The Trust shall pay such disputed amounts within 10 calendar days of the day on which the parties agree to the amount to be paid. With the exception of any fee or expense the Trust is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of 1½% per month after the due date.

6.	Reimbursement for Advance of Trust of the Trust’s Current Customers

In the event that USBFS advances funds as requested by the Trust on behalf of the Trust’s customer, the Trust agrees to wire, that same business day, an equal amount to USBFS in satisfaction for the Trust’s customer liquidation. The Trust agrees to wire such amount regardless of whether the Trust’s customer has sufficient funds currently in the Trust’s account to cover the reimbursement. This reimbursement requirement shall cover all requested Trust’s customer wires whether due to actions such as the Trust’s liquidation. Any reimbursement sent by the Trust after trade date will be subject to interest at the rate of prime rate as published in the Wall Street Journal plus two percent.

7.	Representations and Warranties

A.	The Trust hereby represents and warrants to USBFS, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)	It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)	This Agreement has been duly authorized, executed and delivered by the Trust in accordance with all requisite action and constitutes a valid and legally binding obligation of the Trust, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)	It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its declaration of trust, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement; and

(4)	A registration statement under the 1940 Act and the 1933 Act, will be made effective prior to the effective date of this Agreement and will remain effective during the term of this Agreement, and appropriate state securities law filings will be made prior to the effective date of this Agreement and will continue to be made during the term of this Agreement as necessary to enable the Trust to make a continuous public offering of its shares.

(5)	All records of the Trust provided to USBFS by the Trust or by a prior service provider of the Trust is accurate and complete and USBFS is entitled to rely on all such records in the form provided.

B.	USBFS hereby represents and warrants to the Trust, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)	It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder and both it and its employees and associated persons are duly licensed to perform its obligations under this Agreement and carry out a transfer agency business in all of the jurisdictions in which it is conducting such business;

(2)	This Agreement has been duly authorized, executed and delivered by USBFS in accordance with all requisite action and constitutes a valid and legally binding obligation of USBFS, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)	It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement; and

(4)	It is a registered transfer agent under the Exchange Act.

8.	Standard of Care; Indemnification; Limitation of Liability

A.	USBFS shall exercise reasonable care in the performance of its duties under this Agreement. Neither USBFS nor any of its affiliates or suppliers shall be liable for any good faith error of judgment or mistake of law, fraud or misconduct by the Trust, the adviser or any other service provider to the Trust, or any employee of the foregoing; or for any loss suffered by the Trust, or any third party in connection with USBFS’ duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS’ reasonable control, except any losses arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement (other than where such compliance would violate applicable law) or from its bad faith, fraud, negligence, or willful misconduct in the performance of its duties under this Agreement. Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Trust shall indemnify and hold harmless USBFS and its affiliates and suppliers from and against any and all actual claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees and expenses) that USBFS and its affiliates and suppliers may sustain or incur or that may be asserted against USBFS by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Trust, as approved by the Board of Trustees of the Trust (the “Board of Trustees”), except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS’ refusal or failure to comply with the terms of this Agreement (other than where such compliance would violate applicable law) or from its bad faith, fraud, negligence or willful misconduct in the performance of its duties under this Agreement. USBFS shall act in good faith and in a commercially reasonable manner to mitigate any losses, expenses or liabilities it may suffer. This indemnity shall be a continuing obligation of the Trust, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term “USBFS” shall include USBFS’ directors, officers, employees and any other controlled person.

Notwithstanding any other provision of this Agreement, if the Trust has exercised reasonable care in the performance of its duties under this Agreement, USBFS shall indemnify and hold the Trust, its trustees, officers, employees and any other person controlled by the Trust, harmless from and against any and all actual claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees and expenses) that the Trust, its trustees, officers, employees and any other person controlled by the Trust may sustain or incur or that may be asserted against the Trust by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS’ refusal or failure to comply with the terms of this Agreement, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to the Trust’s refusal or failure to comply with the terms of this Agreement (other than where such compliance would violate applicable law) or from its bad faith, fraud, negligence or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term “Trust” shall include the Trust’s trustees, officers, employees and any other person controlled by the Trust.

No party to this Agreement shall be liable to any other party for (i) any special, indirect, punitive or consequential damages, loss of profits or goodwill (even if advised of the possibility of such); (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply; or (iii) any claim that arose more than one year prior to the institution of suit therefor.

Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense.

B.	In order that the indemnification provisions contained in this Section 8 shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification. In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this Section. The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

C.	The indemnity and defense provisions set forth in this Section 8 shall indefinitely survive the termination and/or assignment of this Agreement.

D.	If USBFS is acting in another capacity for the Trust pursuant to a separate agreement, nothing herein shall be deemed to relieve USBFS of any of its obligations in such other capacity.

E.	Other than for Security Incidents (as defined herein), neither USBFS nor the Trust shall be liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; acts of terrorism; sabotage; strikes; pandemics or epidemics; riots; power failures; computer failure and any such circumstances beyond its reasonable control as may cause interruption, loss or malfunction of utility, transportation, computer (hardware or software) or telephone communication service; accidents; labor disputes; acts of civil or military authority; governmental actions; or inability to obtain labor, material, equipment or transportation; provided, however, that in the event of a failure or delay, USBFS: (i) shall not discriminate against the Trust in favor of any other customer of USBFS in making computer time and personnel available to input or process the transactions contemplated by this Agreement; and (ii) shall use its best efforts to ameliorate the effects of any such failure or delay.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its reasonable control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues. USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS. USBFS agrees that it shall, at all times, have reasonable business continuity and disaster recovery contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available. Representatives of the Trust shall be entitled to inspect USBFS’s premises and operating capabilities at any time during regular business hours of USBFS, upon reasonable notice to USBFS. Moreover, USBFS shall provide the Trust, at such times as the Trust may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBFS relating to the services provided by USBFS under this Agreement.

9.	Data Necessary to Perform Services

The Trust or the Trust’s agents shall furnish to USBFS the data necessary to perform the services described herein at such times and in such form as mutually agreed upon.

10.	Proprietary and Confidential Information

A.	USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Trust, all records and other information relative to the Trust and prior, present, or potential shareholders of the Trust (and clients of said shareholders) whether received from the Trust, the Trust’s shareholders or their agents (“Confidential Information”) and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted governmental or regulatory authorities, provided that USBFS must provide written notice of such disclosure to the Trust to the extent USBFS is permitted to do so by applicable law, or (iii) when so requested by the Trust. Records and other information which have become known to the public through no wrongful act of USBFS or any of its employees, agents or representatives, and information that was already in the possession of USBFS prior to receipt thereof from the Trust, the Trust’s shareholders, or their agents shall not be subject to this paragraph. For the avoidance of doubt, “Personal Data” and “Personal Information,” as those terms are defined under Section 12, shall constitute Confidential Information.

B.	Further, USBFS will adhere to the privacy policies adopted by the Trust pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time. USBFS has implemented and shall maintain appropriate measures relating to the Trust and their shareholders to maintain physical, administrative, technical, and physical safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and all Confidential Information, protect against any reasonably foreseeable threats or hazards to the security or integrity of the Confidential Information, including identity theft, and to ensure appropriate disposal of Confidential Information (collectively, the “Information Security Program”). The Information Security Program shall comply with applicable law and reasonable information security practices within the transfer agency industry.

C.	USBFS shall protect and maintain the confidentiality, security and integrity of any Confidential Information provided to or created by USBFS or on behalf of the Trust.

D.	USBFS certifies that it has implemented, and shall require Third Party Service Providers to implement, appropriate measures, including the establishment and maintenance of policies, procedures, and technical, physical, and administrative safeguards, to ensure the security and confidentiality of all Confidential Information (including Personal Information), protect against any reasonably foreseeable threats or hazards to the security or integrity of Confidential Information, protect against unauthorized access to or use of Confidential Information, and ensure appropriate disposal of Confidential Information (collectively, the “Information Security Program”). To the extent Personal Information is or may be disclosed to USBFS or is or may be otherwise received or accessed by USBFS under this Agreement, the Information Security Program shall be designed to meet the standards established by federal and state privacy and data security laws, rules, regulations, industry standards applicable to the Trust, and industry standards applicable to USBFS. USBFS shall periodically test and audit its Information Security Program. USBFS shall take full responsibility for safeguarding Confidential Information and will implement industry standard security measures to protect Confidential Information from loss, corruption, access by or disclosure to a party other than the intended recipient. At all times, USBFS shall remain responsible and liable for any act or omission affecting the Trust’s Confidential Information by any of its affiliates, agents or subcontractors permitted by the Trusts as if such action or omission were performed by USBFS.

E.	USBFS shall respond to the Trust’s reasonable requests for information concerning USBFS’ Information Security Program and, upon request, USBFS will provide a summary of its applicable policies and procedures to the Trust. USBFS also agrees, when requested, to complete the security questionnaire provided by the Trust. The Trust acknowledges that certain information provided by USBFS, including internal policies and procedures, may be proprietary to USBFS, and agrees to protect the confidentiality of all such materials it receives from USBFS to the same extent that it would protect its own such information. USBFS agrees to resolve promptly any applicable control deficiencies that do not meet the standards established by federal and state privacy and data security laws, rules, regulations, and/or industry standards related to USBFS’ Information Security Program that are identified through the completion of the questionnaire or otherwise.

F.	USBFS shall:

(a)   Promptly notify the Trust of any unauthorized access, acquisition or use of Confidential Information (“Breach of Security”);

(b)   Promptly furnish to the Trust all relevant details of such Breach of Security, to the extent such details are not subject to specific non-disclosure obligations imposed by state or federal law enforcement authorities, and assist the Trust in investigating the Breach of Security;

(c)   Cooperate with the Trust in any litigation and investigation of third parties deemed necessary by the Trust to protect its proprietary and other rights;

(d)   Use reasonable precautions to prevent a recurrence of a Breach of Security; and

(e)   Take all reasonable and appropriate action to mitigate any potential harm related to a Breach of Security, including any reasonable steps requested by the Trust.

G.	(g) USBFS shall bear all costs it incurs in complying with this Section 13. Notwithstanding anything to the contrary in this Agreement, there shall be no cap on USBFS’ liability for direct damages arising out of a Breach of Security. Direct damages include all reasonable costs associated with shareholder or customer notification, including printing, mailing, service center response, and one-year of credit monitoring per affected individual.

11.	(h) USBFS agrees that it shall, at all times, have reasonable contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available. Records

USBFS shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Trust, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder. USBFS agrees that all such records prepared or maintained by USBFS relating to the services to be performed by USBFS hereunder are the property of the Trust and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Trust or their designee on and in accordance with its request. Notwithstanding the foregoing, USBFS may retain such copies of such records in such form as may be required to comply with any applicable law, rule, regulation, or order of any governmental, regulatory, or judicial authority of competent jurisdiction.

12.	Compliance with Laws

A.	The Trust has and retains primary responsibility for all compliance matters relating to the Trust, including but not limited to compliance with the 1940 Act, the Internal Revenue Code of 1986, as amended, the Sarbanes-Oxley Act of 2002, as amended, the USA Patriot Act of 2001, as amended and the policies and limitations of the Trust relating to its portfolio investments as set forth in its Prospectus. USBFS’ services hereunder shall not relieve the Trust of its responsibilities for assuring such compliance or the Board of Trustee’s oversight responsibility with respect thereto. USBFS agrees to provide such information, and to make its representatives available, as the Trust may request.

B.	The Trust shall immediately notify USBFS if the investment strategy of the Trust materially changes or deviates from the investment strategy disclosed in the current Prospectus, or if it becomes subject to any new law, rule, regulation, or order of a governmental or judicial authority of competent jurisdiction that materially impacts the operations of the Trust, or the services provided under this Agreement.

C.	If, and to the extent that, the General Data Protection Regulation (EU) 2016/679, as amended (“GDPR”), the UK Data Protection Act of 2018 (“DPA”), the Cayman Islands Data Protection Law, 2017, as amended (“DPL”), or any other local, state, federal, or international data privacy laws are applicable to USBFS and the Trust (collectively, the “Data Privacy Laws”), the following provisions shall apply:

a.	The parties agree USBFS is a “Data Processor” under GDPR, DPA and DPL, as applicable, in the performance of its services under this Agreement. Notwithstanding the foregoing, the parties agree USBFS is a “Data Controller” under GDPR, DPA and DPL, as applicable, solely for the purpose of fulfilling its own pre-contractual anti-money laundering/know-your-client (AML/KYC) new fund client onboarding obligations. In either case, the Trust shall ensure that all necessary and appropriate consents, disclosures and notices, including data subject consents, are in place to enable the processing of “Personal Data” (as defined by GDPR, DPA and DPL) by USBFS, the transfer of Personal Data to USBFS, and the transfer of Personal Data by USBFS to third countries or regulatory organizations. For simplicity, Personal Data and “Personal Information” shall be referred to as “Personal Data.”

b.	The parties further agree that the Trust is a “Data Controller” under GDPR, DPA and DPL, as applicable. The Trust, either alone or jointly with others, determines or controls the content, use, purpose and means of processing the Personal Data with respect to such Trust.

c.	USBFS shall process the Personal Data solely: (i) in accordance with instructions of the Trust pursuant to this Agreement and any authorized persons list executed pursuant thereto, for the purpose of discharging USBFS’ obligations under the Agreement; and (ii) when required by law or regulation, or required or requested by any court or regulator (each a “Processing Order”) to which USBFS is subject. USBFS shall process Personal Data for no other purposes, including no other commercial purpose. In the event USBFS receives a request to process Personal Data pursuant to any Processing Order, it shall, to the extent legally permissible and reasonably practicable under the circumstances, notify the Trust prior to processing.

d.	The Trust is solely responsible for developing and implementing its internal policies and procedures with respect to GDPR, DPA and DPL.

e.	USBFS shall:

i.	ensure that persons handling Personal Data on its behalf are subject to confidentiality obligations similar to those contained in this Agreement;

ii.	implement appropriate technical and organizational measures to protect the security, availability, confidentiality, and privacy of Personal Data including against unauthorized or unlawful processing and against accidental loss, damage or destruction;

iii.	only appoint sub-processors with the prior written consent of the Trust (standing instructions or general written authorization are sufficient), and only if the sub-processors provide sufficient guarantees in writing to USBFS that they have implemented appropriate technical and organizational measures in such a manner that processing will comply with Data Privacy Laws, as applicable[1];

iv.	beyond the initial appointment, inform the Trust of any intended material changes concerning the addition or replacement of sub-processors, thereby giving the Trust the opportunity to object;

v.	taking into account the nature of the processing, reasonably assist the Trust by appropriate technical and organizational measures, insofar as possible, to enable the Trust to comply with its obligation to respond to requests for exercising a data subject’s rights under GDPR or DPL;

vi.	provide reasonable assistance to the Trust in ensuring its compliance with obligations regarding Personal Data breaches, unlawful or unauthorized processing of Personal Data, data protection impact assessments and prior consultation subject to the nature of the processing and the information reasonably available to USBFS, and inform the Trust of Personal Data breaches without undue delay;

vii.	at the written direction of the Trust, delete or return all Personal Data to the Trust after the end of the provision of services under the Agreement relating to processing, and delete existing copies of Personal Data unless applicable law or internal data retention or backup procedures require the storage of such Personal Data, in which case USBFS’ obligations under this Section 12 and under Section 10 shall survive until USBFS no longer possesses such Personal Data; and

viii.	make available to the Trust all information reasonably necessary to demonstrate compliance with Data Privacy Laws, as applicable, and allow for and reasonably cooperate with audits, including inspections, conducted by the Trust or the Trust’s auditor; and immediately inform the Trust if, in its opinion, the Trust’s instructions regarding this subsection infringes on GDPR, DPA or DPL.

f.	Each party shall comply with any other applicable law or regulation which implements Data Privacy Laws in relation to the Personal Data. Nothing in the Agreement shall be construed as preventing any party from taking such other steps as are necessary to comply with Data Privacy Laws.

[1]	For the avoidance of doubt, USBFS’ affiliates and third party software providers will be used as subprocessors under this Agreement, and the Trust hereby authorizes such use.

13.	Term of Agreement; Amendment

A.	This Agreement shall become effective as of the date written above and will continue in effect for a period of three (3) years. Following the initial term, this Agreement shall automatically renew for successive one (1) year terms unless any party provides written notice at least 90 days prior to the end of the then current term that it will not be renewing the Agreement.

B.	Subject to Section 16, this Agreement may be terminated by any party upon giving 90 days’ prior written notice to the other parties or such shorter notice period as is mutually agreed upon by the parties.

C.	USBFS may terminate this Agreement immediately if the continued service of the Trust would cause USBFS or any of its affiliates to be in violation of any applicable law, rule, regulation, or order of any governmental, regulatory or judicial authority of competent jurisdiction, or if the Trust commits any act, or becomes involved in any situation or occurrence, tending to bring itself into public disrepute, contempt, scandal, or ridicule, or such that the continued association with the Trust would reflect unfavorably upon USBFS’ reputation, provided that in such event USBFS shall, to the extent it is legally permitted and able to do so, provide reasonable assistance to transition the Trust to a successor service provider.

D.	This Agreement may be terminated by any party upon the breach of another party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party specifying in reasonable detail the nature of such breach.

E.	In addition, the Trust may, at any time, immediately terminate this Agreement in the event of: (i) the liquidation or dissolution of the Trust, or (ii) the appointment of conservator or receiver for USBFS or its affiliates by regulatory authorities or upon the happening of any like event at the direction of an appropriate regulatory agency or court of competent jurisdiction.

F.	This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Trust, and authorized or approved by the Board of Trustees of the Trust.

14.	Early Termination

In the absence of any material breach of this Agreement, should the Trust elect to terminate this Agreement prior to the end of the two (2) year term provided for in Section 13, the Trust agrees to pay the following fees:

a.	all monthly fees through the life of the Agreement, including the repayment of any negotiated discounts (provided that no such fees shall be paid following the liquidation of the Trust);

b.	all fees associated with converting services to successor service provider;

c.	all fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider;

d.	all miscellaneous expenses associated with a-c above.

15.	Duties in the Event of Termination

In the event that, in connection with the termination of this Agreement, a successor to any of USBFS’ duties or responsibilities hereunder is designated by the Trust by written notice to USBFS, USBFS will promptly, upon such termination and at the expense of the Trust, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by USBFS under this Agreement in a form reasonably acceptable to the Trust (if such form differs from the form in which USBFS has maintained the same, the Trust shall pay any reasonable expenses associated with converting data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBFS’ personnel in the establishment of books, records, and other data by such successor. The Trust shall also be responsible for any fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor provider. If no such successor is designated, then such books, records and other data shall be returned to the Trust. The Trust shall also pay any fees associated with record retention and/or tax reporting obligations that USBFS is obligated under applicable law, regulation, or rule to continue following the termination.

17.	Assignment

This Agreement shall extend to and be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Trust without the written consent of USBFS, or by USBFS without the written consent of the Trust, accompanied by the authorization or approval of the Trust’s Board of Trustees, in either case which consent shall not be unreasonably withheld.

18.	Governing Law

This Agreement shall be construed in accordance with the laws of the State of Wisconsin, without regard to conflicts of law principles. To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the SEC thereunder.

19.	No Agency Relationship

Nothing herein contained shall be deemed to authorize or empower any party to act as agent for any other party to this Agreement, or to conduct business in the name, or for the account, of the other parties to this Agreement.

20.	Services Not Exclusive

Nothing in this Agreement shall limit or restrict USBFS from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

21.	Invalidity

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

22.	Notices

Any notice required or permitted to be given by any party to another shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party’s address set forth below:

Notice to USBFS shall be sent to:

U.S. Bancorp Trusts Services, LLC

615 East Michigan Street

Milwaukee, WI 53202

and notice to the Trust shall be sent to:

Calamos Advisors LLC

2020 Calamos Court

Naperville, IL 60563-2787

23.	No Third Party Rights

Nothing expressed or referred to in this Agreement will be construed to give any third party (including, without limitation, shareholders of the Trust) any legal or equitable right, remedy or claim under or with respect to this Agreement.

24.	Multiple Originals

This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

25.	Entire Agreement

This Agreement, together with any exhibits, attachments, appendices or schedules expressly referenced herein, sets forth the sole and complete understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements relating thereto, whether written or oral, between the parties.

26.	Trust Limitations

This Agreement is executed by the Trust and the obligations hereunder are not binding on any of the trustees, officers or shareholders of the Trust individually but are binding only on the Trust and the assets and property of the Trust.

(signatures on the following page)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

CALAMOS-AVENUE OPPORTUNITIES FUND

By:	/s/ Thomas E. Herman

Name:	Thomas E. Herman

Title:	Vice President and Chief Financial Officer

U.S. BANCORP FUND SERVICES, LLC

By:	/s/ Michael Barolsky

Name:	Michael Barolsky

Title:	Senior Vice President

Exhibit A

to the

Transfer Agent Servicing Agreement

As Of Processing Policy

USBFS will reimburse the Trust for any Net Material Loss that may exist on the Trust’s books and for which USBFS is responsible, at the end of each calendar month. “Net Material Loss” shall be defined as any remaining loss, after netting losses against any gains, which impacts the Trust’s net asset value per share by at least ½ cent. Gains and losses will be reflected on the Trust’s daily share sheet, and the Trust will be reimbursed for any Net Material Loss on a monthly basis. USBFS will reset the “as of” ledger each calendar month so that any losses which do not exceed the materiality threshold of ½ cent will not be carried forward to the next succeeding month. USBFS will notify the Trust’s investment advisers on the daily share sheet of any losses for which such investment advisers may be held accountable.

Exhibit B

to the

Transfer Agent Servicing Agreement

Transfer Agency/Investor Services Fee Schedule

■	$ 40,000 per year (reduced to $30,000 in year one) - Base Fee Per CUSIP, additional cusips (classes) $10,000

■	$ 13.00 per open account - Open Accounts

■	$ 3.00 per closed account - Closed Account

Trust Setup

■	$ 5,000 – per fund setup fee

Chief Compliance Officer Support Fee

■	Included

Miscellaneous Expenses

All other miscellaneous fees and expenses, including but not limited to the following, will be separately billed as incurred:

brokerage fees, telephone toll-free lines, inbound calls, mailing, sorting and postage, stationery, envelopes, service/data conversion, AML verification services, special reports, record retention, lost shareholder search, disaster recovery charges, Fed wire charges, shareholder/dealer print out (daily confirms, investor statements, tax, checks, and commissions), voice response (VRU) maintenance and development, data communication and implementation charges, return mail processing, travel, FATCA and other compliance mailings.

Additional Services

Additional services not included above shall be mutually agreed upon at the time of the service being added. Available but not included above are the following services- client Web data access, client dedicated line data access, programming charges, physical certificate processing, CUSIP setup and additional services mutually agreed upon.

Fees are calculated pro rata and billed monthly.

The monthly fee for an open account shall be charged in the month during which an account is opened through the month in which such account is closed. The monthly fee for a closed account shall be charged in the month following the month during which such account is closed.